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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 2)


                              MK GOLD COMPANY
- --------------------------------------------------------------------------
                             (Name of Issuer)


  Common Stock, par value $.01 per                  55305P100
               share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


                          Stephen E. Jacobs, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                           New York, N.Y. 10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)


                               June 6, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

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 CUSIP No.       55305P100               13D


     1     NAME OF REPORTING PERSON:    Leucadia National Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       9,000,000
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  9,000,000
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       None
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       9,000,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  46.4%

    14     TYPE OF REPORTING PERSON:    CO
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               This constitutes Amendment No. 2 to the Schedule 13D (the
     "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on May 23, 1995 by Leucadia National Corporation ("Leucadia"), with respect to the shares of common stock, par value $.01 per share (the "Common Stock") of MK Gold Company (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


     Item 4.   Purpose of the Transaction
               --------------------------

               On June 6, 1995, Leucadia purchased the Shares pursuant to the terms of the Stock Purchase Agreement.

               Also on June 6, 1995, Leucadia purchased at par 100% of CIBC, Inc.'s interest, as Lender, under the $20 million credit facility to the Company, of which approximately $15 million was outstanding, and released the Seller and certain of Seller's affiliates from their guaranty obligations related to such credit facility.

               Effective June 6, 1995, Leucadia's three designees, Ian M. Cumming and Joseph S. Steinberg (Leucadia's principal executive officers and principal shareholders) and G. Frank Joklik, the retired President and CEO of Kennecott Corporation, were elected to the Company's Board of Directors as a result of vacancies created by the resignation of two directors affiliated with Seller and an increase in the size of the total Board to eight directors. Messrs. Cumming, Steinberg and Joklik were elected to the class of directors whose terms expire in 1995 (and expect to be nominees for re-election at the Company's 1995
     Annual Meeting as directors whose terms expire in 1998).


     Item 7.  Materials to be Filed as Exhibits.
              ---------------------------------

               4. Amendment No. 1, dated June 6, 1995, to the Amended and Restated Escrow and Security Agreement between Seller, Leucadia, the Collateral Agent and the Escrow Agent.
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                                    SIGNATURE
                                    ---------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: June 7, 1995

                                        LEUCADIA NATIONAL CORPORATION

                                        By:    /s/ Joseph A. Orlando
                                            --------------------------
                                        Title:    Vice President and
                                                  Comptroller




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                    EXHIBIT INDEX
                    -------------

Exhibit No.                       Document
- -----------                       --------

4. Amendment No. 1, dated June 6, 1995, to the Amended and Restated Escrow and Security Agreement between Seller, Leucadia, the Collateral Agent and the Escrow Agent.